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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/09 (MM/DD/YY) AND ENDING 4/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Smith & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10940 NE 33rd Place, Suite 102
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Pierce — (801) 733-9909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, Inc., as of April 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title



HOPE N ROBERTS
Commission Expires
NOTARY
PUBLIC
10-20-2011
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, INC.

CONTENTS


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
R. W. Smith & Associates, Inc.

We have audited the accompanying statement of financial condition of R. W. Smith & Associates, Inc. as of April 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. W. Smith & Associates, Inc. as of April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 16, 2010

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2010

ASSETS

Cash and cash equivalents (Note 1)	$	2,749,199
Receivables:		
Commission receivable		196,973
Other		28,691
Deposit with clearing broker		52,015
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $363,011 (Note 2)		62,143
Prepaid assets and deposits		130,597
	$	**3,219,618**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	34,412
Accounts payable and accrued expenses		551,353
TOTAL LIABILITIES		585,765
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDER'S EQUITY (Note 5):		
Common stock, series A, $0.25 par value, voting, 200,000 shares authorized; 58,419 shares issued and outstanding		14,605
Common stock, series B, no par value, nonvoting 1,500,000 shares authorized; 525,771 shares issued and outstanding		-
Additional paid-in capital		3,439,032
Deficit		(819,784)
TOTAL SHAREHOLDER'S EQUITY		2,633,853
	$	**3,219,618**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

R. W. Smith & Associates, Inc. (the "Company") is registered as a "Fixed income inter dealer broker" as defined in subsection (ii) of Rule 15c-1a2 (ii) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington. In December 2005, ADC Investments, LLC purchased all outstanding shares of the Company. The Company has ten branch offices and transacts business with broker-dealers and dealer-banks and institutions throughout the United States.

Securities transactions

Fixed income transactions are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Dividend income is recorded ex-dividend date and interest income and expense are recorded on the accrual basis.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The Company clears certain of its proprietary and interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

Furniture, equipment and leasehold improvements

Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Cash and cash equivalents

For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Included in cash on the statement of financial condition is a certificate of deposit that has been pledged as collateral for a lease in the amount of $34,827.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Effective April 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's adoption of FASB ASC Topic 740-10 did not have a material effect on its financial position, results of operations or liquidity.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at April 30, 2010 consist of the following:

FF&E	
Data processing equipment	$ 302,620
Office equipment	14,499
Office furniture	51,221
Telephone equipment	16,070
Leasehold improvements	40,744
	425,154
Less: accumulated depreciation and amortization	363,011
	$ 62,143

NOTE 3 - INCOME TAXES

For the year ended April 30, 2010 the Company utilized approximately $1,100,000 of its operating loss carryforward. The Company has approximately $786,700 of remaining net operating losses expiring through 2026, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $291,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of April 30, 2010 are as follows:

	2010
Deferred tax liabilities	$ -
Deferred tax asset:	
Net operating loss	291,000
Valuation allowance for deferred tax asset	(291,000)
	$ -

The valuation allowance for the deferred tax asset was decreased by $422,000 during the year ended April 30, 2010.

NOTE 4 - LEASE OBLIGATIONS

The Company leases office space under non-cancelable operating leases expiring through 2012. At April 30, 2010, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2011	$ 200,276
2012	63,850
2013	47,068
2014	48,405
2015	20,610
Thereafter	8,244
	$ 388,453

Total rental expense of $295,735, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2010.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2010, the Company had net capital and net capital requirements of $2,367,376 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - 401(K) PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, that is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees for the plan, The administrative fees were waived for the year ended April 30, 2010.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company is involved in activities related to securities transactions with broker-dealers and dealer-banks and other institutions. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, receivables, prepaid assets, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At April 30, 2010, the Company had $150,147 in excess of this requirement which is subject to loss should the bank cease operations.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED APRIL 30, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

R.W. SMITH & ASSOCIATS, INC.

ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC- 7

YEAR ENDED APRIL 30, 2010

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
R.W. Smith & Associates, Inc.
10940 NE 33rd Place, Suite 102
Bellevue, WA 98004

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2010, which were agreed to by R.W. Smith & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating R.W. Smith & Associates Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). R.W. Smith & Associates, Inc.'s management is responsible for the R.W. Smith & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended April 30, 2010 with the amounts reported in Form SIPC-7 for the year ended April 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 24, 2010

R.W. SMITH & ASSOCIATES, INC.

TRANSITIONAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
APRIL 30, 2010

General assessment per SIPC-7, including interest	$ 42,711
Less payments made with SIPC-6	(28,776)
Amount paid with Form SIPC-7	$ 13,935

See the accompanying Independent Auditors' Report